UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2021

Commission File Number: 001-37452

CELYAD ONCOLOGY SA

(Translation of registrant’s name into English)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Celyad Oncology SA

On June 11, 2021, Celyad Oncology SA (the “Company”) issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The Company will be presenting a poster presentation at the European Hematology Association Virtual Congress 2021 on June 11, 2021. Following the release of the poster presentation, the Company will deliver the slide presentation furnished to this report as Exhibit 99.2 and which is incorporated herein by reference.

The information contained in this Current Report on Form 6-K, including Exhibit 99.1 and 99.2, except for the quotes of Filippo Petti and Sébastien Anguille contained in Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-248464) and Form S-8 (File No. 333-220737).

EXHIBITS

Exhibit	Description

99.1	Press release issued by the Company on June 11, 2021

99.2	Presentation furnished by Celyad Oncology SA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD ONCOLOGY SA

Date: June 11, 2021	By:	/s/ Filippo Petti
Filippo Petti Chief Executive Officer and Financial Officer